Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of

The Securities Exchange Act of 1934

For the Month of October, 2003 - No. 2

Commission File No.  0 - 20752

HIBERNIA FOODS PLC

46 Merrion Square, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  xx           Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1)  ______

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7)  ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No xx

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RECENT EVENTS

On October 21, 2003, Hibernia issued a press release, in which it announced that Nasdaq had notified it that its ADRs would be delisted.  Hibernia has filed a request for a hearing.  Such filing causes a stay in the delisting proceedings. That press release is set forth on Exhibit 1 of this Report.

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Hibernia is a foreign private issuer, as that term is defined in Section 3b-4 of the Securities Exchange Act of 1934, and is not required to file periodic reports containing quarterly financial statements.

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This document, including exhibits, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains “forward-looking statements” regarding Hibernia’s future performance and financial condition.  “Forward-looking statements” are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management’s views on the future of Hibernia, the industry in which it operates and the economic conditions surrounding it.

These forward-looking statements are based on our management’s current views, projections and assumptions concerning the future, and include words such as “expects,” “anticipates,” “intends,” “estimates,” “believes” and similar expressions.  No one should construe such statements as guaranties of the future performance of Hibernia.  All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond Hibernia’s control, which could cause actual results to differ materially from those expressed or implied in the statements.  Among those risks and uncertainties are the matters described in “Risk Factors” in Hibernia’s Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the Securities and Exchange Commission.

These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.

 Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

EXHIBITS

Exhibit                                                      Description                                        Seq. Page No.

1.	Press release dated October 21, 2003 relating to the delisting of Hibernia ADRs	4

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         Hibernia Foods PLC

                                                                                (Registrant)

                                                                         By:  /s/ Harris Cohen

Harris Cohen, Chairman of the Board

Date:   October 21, 2003

Exhibit 1

NEWS RELEASE

Contacts:

Mark Carter

Stanley Berger

Hibernia Foods plc

SM Berger & Company

+ 353 1 6611030

(216) 464-6400

info@hiberniafoods.ie

stan@smberger.com

HIBERNIA FOODS PLC ANNOUNCES POSSIBLE DELISTINGFROM

 NASDAQ NATIONAL MARKET

Dublin, Ireland—October 21, 2003—Hibernia Foods plc (Nasdaq: HIBNY), an Irish company whose American Depositary Receipts (ADR) are traded on the Nasdaq National Market, announced today that it had received a Staff Determination letter from Nasdaq that its ADRs would be delisted from the Nasdaq stock market at the opening of business on October 29, 2003 for failure to make timely filing of its annual report on Form 20-F for its fiscal period ended March 31, 2003.

The Company has filed a request for a hearing on the matter in accordance with Nasdaq’s rules.  Such filing causes a stay in the delisting proceedings.  Before a final determination on delisting is made, the trading symbol for the Hibernia Foods ADR’s is changed to HIBNE effective at the opening of business on October 22, 2003.

The Company had earlier announced that the delay in filing its Form 20-F was related to a contemplated  restructuring of its indebtedness, and that such restructuring would have a material effect on the presentation of its financial statements and on management’s discussion of liquidity and capital resources contained in the annual report.  The Company affirmed its belief that it will file the Form 20-F in the near future, possibly before the hearing date.

A final determination after the hearing to delist the Company’s stock would have material adverse effects upon it.

Hibernia Foods plc is a leading European manufacturer of branded cakes, branded and private-label ready-meals and branded and private-label frozen desserts, headquartered in Dublin, Ireland, with significant manufacturing facilities in the United Kingdom.

This document, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains “forward-looking statements” regarding Hibernia’s future performance and financial condition.  “Forward-looking statements” are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management’s views on the future of Hibernia, the industry in which it operates and the economic conditions surrounding it.  These forward-looking statements are based on our management’s current views, projections and assumptions concerning the future, and include words such as “expects,” “anticipates,” “intends,” “estimates,” “believes” and similar expressions.  No one should construe such statements as guaranties of the future performance of Hibernia.  All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond Hibernia’s control, which could cause actual results to differ materially from those expressed or implied in the statements.  Among those risks and uncertainties are the matters described in “Risk Factors” in Hibernia’s Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the Securities and Exchange Commission.  These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.  Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

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